Exhibit 99.1

For immediate release

IMI ANNOUNCES MAJOR CLINICAL TRIAL WITH COLORECTALERT™

•	Sponsored by U.S. National Cancer Institute’s EDRN
•	Patented painless, low-cost technology shows promise as screening tool for early-stage colorectal cancer

Toronto, Ontario (July 5, 2005) - IMI International Medical Innovations Inc. (Amex: IME; TSX:IMI) today announced a collaborative research agreement with members of the U.S. National Cancer Institute’s (NCI) Early Detection Research Network’s (EDRN) Great Lakes-New England Clinical Epidemiology Center Consortium (GLNE CEC Consortium) to include IMI’s ColorectAlert™ test in a major colorectal cancer clinical trial. The EDRN, funded by the NCI, focuses on the development, testing and evaluation of promising biomarkers or technologies for the early detection of cancer.

“This 600-patient study is expected to support ColorectAlert™’s effectiveness as a tool for the early detection of colorectal cancer,” said Dr. Brent Norton, President and Chief Executive Officer, IMI. “The EDRN study follows other strategic milestones in our business, including the start of commercialization of our first cardiovascular product, PREVU* Point of Care (POC) Skin Sterol Test, the initiation of a pivotal study for our breast cancer test and the launch of a key PREVU* study in the insurance industry.”

Dr. Norton continued, “Having the NCI co-sponsor and the EDRN’s GLNE CEC Consortium lead this trial is very exciting. Our test is targeted for use in large-scale screening programs because it is simple, painless and inexpensive. Undertaking this study fits with our strategy aimed at making ColorectAlert™ a clinical and commercial success.”

“Early-stage colorectal cancers are the most difficult to detect because patients often do not have any symptoms - - but when colorectal cancer is detected early it is curable more than 90% of the time,”said Dr. Dean Brenner, lead investigator of the trial, who is a professor at the University of Michigan and principal investigator of the EDRN’s gastrointestinal research group. “Early detection of colorectal cancer is a top priority given the high cost of treatment and the high mortality rate associated with this disease. With this trial, we hope to validate markers that will help to improve upon the specificity and sensitivity of fecal occult blood tests (FOBTs), which is currently the most frequently used screening method for colorectal cancer.”

Details of the trial include:
•	ColorectAlert™ will be included in a 600-patient, multi-center, prospective cross-sectional cohort validation trial examining FOBT, stool genetic tests and other markers for colorectal cancer.
•	The NCI is a sponsor of this study, which is the first validation trial conducted by the EDRN, along with other industrial co-sponsors.
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The trial, which will be conducted at various sites, is to be led by the GLNE CEC Consortium, which consists of the University of Michigan, the Dana Farber Cancer Institute, Dartmouth Medical School and St. Michael’s Hospital in Toronto, Ontario. The University of Texas M.D. Anderson Cancer Center will also participate.

The clinical trial will include three categories of patients: those diagnosed with cancer, those with polyps and those with no disease. The study will examine the ability of multiple markers to identify the presence of cancer alone and in combination. Patients will be tested at baseline and then following treatment in cases where treatment is required.

About ColorectAlert™
The patented ColorectAlert™ test is performed on a sample of rectal mucus taken by a digital rectal exam during a routine doctor visit. The sample is sent to a lab where it is treated with a series of chemicals that produce a color-change reaction identifying a cancer-associated sugar. The color change is read by a spectrophotometer to provide a numeric result. Previous studies on 2,000 patients have demonstrated that higher ColorectAlert™ values are associated with greater incidence of colorectal cancer.

About Colorectal Cancer
Colorectal cancer is the third most prevalent cancer in North America, with 164,890 new cases and 64,690 deaths expected in 2005. Colorectal cancer is the second leading cause of cancer deaths overall. Colorectal cancer begins as a benign polyp that subsequently evolves into a malignant lesion. The cancer becomes invasive when it penetrates the wall of the colon or rectum.

The relatively high mortality rate is due in part to the lack of accurate screening tests for the early detection of the disease. However, more than 90% of colorectal cancer cases are curable when detected early. The primary risk factor for colorectal cancer is age, with more than 90% of cases diagnosed in individuals over the age of 50. Screening every two years is recommended for all people over the age of 50.
(Sources: American Cancer Society; Canadian Cancer Society)

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com. For more information about PREVU*, please visit www.prevu.com.

Corporate Name Change
In September 2005, IMI will change its corporate name to PreMD Inc. to better reflect the company’s leading position in the predictive medicine field. The new website will be www.premdinc.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, the inability of the Company to change its name to PreMD Inc. in the time projected due to any reason, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:

Company Contact:	U.S. Investor Contact:
Sarah Borg-Olivier	Andrea Faville/Sally Martin
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	afaville@investorrelationsgroup.com
smartin@investorrelationsgroup.com